SANDVIK

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2007-08-13
Your date

Your reference

07026145

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik completes acquisition of Doncasters Medical Technologies, dated 16 July 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

RECEIVED
2007 AUG 22 A 4:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dw 8/22

SEC-brev 070813 Doncaster

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik completes acquisition of Doncasters Medical Technologies

Sandvik Materials Technology announced on 12 June 2007 the agreement with Doncasters Group Ltd, to acquire the Doncasters Medical Technologies division.

The acquisition was completed on 13 July 2007 and the new unit will be integrated in business area Sandvik Materials Technology.

Sandviken, 16 July 2007

Sandvik AB; (publ)

For further information, contact Peter Gossas, President Sandvik Materials Technology, tel +46 26 26 33 33 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, tel +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. Annual sales are about SEK 19,300 M with 8,600 employees. The product areas comprise Tube, Strip, Wire, Kanthal and Process Systems.

Doncasters Group Ltd, is a leading international manufacturer of performance and tolerance critical engineering components for a variety of end market applications. Doncasters excels in working with alloys and metals that are difficult to shape and form. The company's unparalleled range of products and processes has been developed to offer customers a broad, vertically integrated capability. Core manufacturing processes include precision casting, forging, fabrication, machining and production of superalloys. Doncasters operates from sites across Europe, USA and Mexico.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43